Michael Foods Group, Inc.

301 Carlson Parkway, Suite 400

Minnetonka, MN 55305

(952) 258-4000

July 5, 2011

VIA EDGAR & FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	J. Nolan McWilliams
Loan Lauren P. Nguyen

Re:	Michael Foods Group, Inc.
Registration Statement on Form S-4
File No. 333-173400 & -01 to -12

Ladies and Gentlemen:

We refer to the registration statement on Form S-4 (File No. 333-173400) (as amended, the “Registration Statement”) of Michael Foods Group, Inc. (the “Company”), relating to the registration of its 9.750% Senior Notes due 2018.

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the effectiveness of the Registration Statement be accelerated so that it becomes effective at 4:00 PM (Eastern time) on Thursday, July 7, 2011, or as soon as practicable thereafter.

The Company hereby acknowledges the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the proposed public offering of the notes specified in the Registration Statement.

Please call Todd R. Chandler at (212) 310-8172 of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

MICHAEL FOODS GROUP, INC.

By:	/s/ Carolyn V. Wolski
Name:	Carolyn V. Wolski
Title:	Vice President & General Counsel

cc:	Todd R. Chandler, Weil, Gotshal & Manges LLP

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